EXHIBIT 3.3
FIRST AMENDMENT
TO THE
AMENDED AND RESTATED
BY-LAWS
OF
FREESEAS INC.
     This First Amendment to the Amended and Restated By-laws of FreeSeas Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the “Corporation”), was adopted by the Board of Directors effective as of September 21, 2007 in accordance with Article IX of the Amended and Restated By-laws and Section I of the Amended and Restated Articles of Incorporation of the Corporation.
     Amendment to Article VI, Certificates for Shares. Article VI of the Amended and Restated By-laws is hereby deleted in its entirety and replaced with the following:
ARTICLE VI
CERTIFICATES FOR SHARES
     Section 1.  Form and Issuance: The shares of the Corporation may be certificated or uncertificated, as provided under the BCA, and shall be entered in the books of the Corporation and registered as they are issued. Any certificates representing shares of stock shall be in such form as shall meet the requirements of law and approved by the Board. Certificates shall be signed by the President or a Vice-President and by the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer. These signatures may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation itself or its employee.
     Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation or any transfer agent appointed by the Corporation, shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates representing the Corporation’s shares.
     Section 2.  Transfer: The Board shall have power and authority to make such rules and regulations as they may deem expedient concerning the issuance, registration and transfer of shares of the Corporation’s stock, and may appoint transfer agents and registrars thereof.
     Section 3.  Loss of Stock Certificates: The Board may direct a new certificate of stock, or shares in uncertificated form, to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, or shares in uncertificated form, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the Corporation a bond in such sum as it may direct indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.”
     With the exception of the foregoing amendment, the Amended and Restated By-laws of the Corporation are hereby affirmed and shall remain in effect as originally set forth in all other respects.
     Attested to this 21 day of September, 2007.

/s/ Ion Varouxakis
Name:
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